Exhibit 99.1

Polyrizon Makes Strong Clinical Progress: Secures Three U.S. Sites for NASARIX™ Trial

Raanana, Israel, June 08, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, today announced it has signed agreements with two additional U.S. clinical sites. This brings the total to three major contracted sites for its upcoming NASARIX™ (PL-14) clinical study.

These three sites represent the largest and most strategically important centers in the Company’s planned multi-center clinical trial and are expected to contribute the highest rates of patient enrollment. The study will evaluate the safety, tolerability, and efficacy of the NASARIX™ Allergy Blocker in patients with seasonal allergic rhinitis.

This progress follows the Company’s recent announcement of its first U.S. clinical site, which the Company believes shows strong execution of its clinical plan.

“We are very encouraged by the rapid expansion of our clinical site network, particularly with the addition of two highly experienced and high-enrollment centers,” said Tomer Izraeli, CEO of Polyrizon. “We believe that securing the three leading sites early positions us strongly for efficient patient recruitment and timely study execution as we prepare to initiate our multi-center clinical trial.”

The study, titled “Evaluation of the Efficacy, Safety, and Tolerability of PL-14 Allergy Blocker Compared to Saline Spray in Patients with Seasonal Allergic Rhinitis,” is designed as a multi-center trial in the United States, with up to five clinical sites expected to participate.

The NASARIX™ investigational product is an intranasal hydrogel formulation intended to create a protective physical barrier in the nasal cavity to block airborne allergens at the point of entry, potentially offering a non-pharmacological approach to allergy prevention.

The trial will be conducted in accordance with international Good Clinical Practice (GCP) standards and applicable regulatory requirements, supporting the Company’s broader regulatory strategy.

About Polyrizon

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon are further developing certain aspects of our C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the timing and progress of its clinical trials and studies , how the new clinical sites are expected to contribute the highest rates of patient enrolment and its belief that securing the three leading sites early positions it strongly for efficient patient recruitment and timely study execution as we prepare to initiate our multi-center clinical trial.  Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Contacts:

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com